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E-Mail:  dkinsey@ssbb.com

Direct Dial:  212-404-8727

September 7, 2018

VIA EDGAR AND FEDEX

Ms. Ada D. Sarmento
Ms. Mary Beth Breslin
Office of Healthcare and Insurance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.

Main Stop 4311
Washington, DC 20549

Re:                                                                             Y-mAbs Therapeutics, Inc.
Registration Statement on Form S-1
Filed August 24, 2018 (File No. 333-226999)

Dear Ms. Sarmento:

On behalf of our client, Y-mAbs Therapeutics, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 30, 2018 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-226999), filed with the Commission on August 24, 2018 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing an Amendment No. 1 to Registration Statement (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. The responses below are based on information provided to us by the Company. The headings and paragraph numbers of this response letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments below in bold italics. Capitalized terms used but not defined herein have the meanings given to them in the Amended Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amended Registration Statement.

Registration Statement on Form S-1

Summary
Overview, page 1

1.                                      Please expand your revised disclosure regarding the end points of the Phase 2 Study 12-230 to define complete and partial tumor response. Please also revise your disclosure here and in the Business section where you present efficacy results from your studies to define these terms, as well as “stable disease.” Also disclose the portion of overall responses where you observed a complete response compared to a partial response.

RESPONSE:  The Company respectfully advises the Staff that, in response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Amended Registration Statement by adding the definitions of complete and partial tumor response. The Company has also included these definitions on page 109 of the Business section as well as the definition of “stable disease”.

With respect to the disclosure of the portion of overall responses where a complete response as compared to a partial response was observed, the Company respectfully advises the Staff that such data is the principal investigator’s data, not the Company’s. The principal investigator has advised the Company that such data has not been published or otherwise made publicly available and, therefore, the Company is not permitted to include such data in the Amended Registration Statement. Furthermore, as noted on page 2 of the Amended Registration Statement, it is the overall response rates, (“ORRs”) that will form the primary objective for the Company’s pivotal (Study 201). This is consistent with the Company’s discussions with the U.S. Food & Drug Administration and the Company believes that based on such discussions, as disclosed on page 2, naxitamab may qualify for accelerated approval if the Company can demonstrate a 30% ORR. Based on this, the Company believes that it is the ORRs and not the portion of the complete responses as compared to partial responses that are of primary importance to potential investors.

MabVax Sublicense Agreement, page 155

2.                                      Please revise your disclosure to include the royalty term and when the MabVax-MSK license terminates or expires. Please also file this agreement as an exhibit or tell us why you believe that you are not required to do so pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE:  The Company respectfully advises the Staff that, in response to the Staff’s comment, the Company has revised the relevant disclosure to disclose the royalty term and termination provisions of MabVax-MSK sublicense agreement (the “MabVax Sublicense”) on page 157 of the Amended Registration Statement.

With respect to the MabVax-MSK Sublicense, the Company does not intend to file the agreement as the Company does not believe that such agreement is material to the Company. The $700,000 upfront fee paid to MabVax is not material to the Company from a financial point of view since, as disclosed on page 89 of the Amended Registration Statement under the section entitled “Selected Consolidated Financial Data”, the Company had $70.2 million in cash and cash equivalents and $66.0 million in working capital as at June 30, 2018. Furthermore, as disclosed on pages 157 of the Amended Registration Statement, under the terms of the MabVax Sublicense, the Company is not committed to pay any additional amounts to MabVax unless and until the Company decides to move forward with the development of the vaccine technology licensed thereunder. Thus, the Company is in complete control as to whether or not it will be required to pay any additional amounts to MabVax thereunder. Moreover, the Company does not consider the vaccine technology licensed under the terms of the MabVax-MSK Sublicense to be material to its current development plans, but, rather, considers such technology as a potential adjunct to some of the Company’s current product candidates. The Company believes that such vaccine technology may have potential as an additional treatment methodology and views the MabVax Sublicense as an opportunity to obtain access to such technology and further explore its potential without having to commit significant resources to do so. As noted in the Use of Proceeds section on page 80 of the Amended Registration Statement, the Company is focused on the development of its current product candidates and intends to use the proceeds from the offering and its existing cash and cash equivalents to develop its current product candidates. At this time, the Company has not allocated any significant funds or other resources for the development of the vaccine technology that is the subject of the MabVax Sublicense.

****

We thank the Staff in advance for its consideration of the Amended Registration Statement and hope the Staff finds that the foregoing answers are responsive to its comments. Please do not hesitate to contact me by telephone at (212) 404-8727, by fax at (212) 818-9606 or by email at dkinsey@ssbb.com or Rina R. Patel by telephone at (212) 404-8736, by fax at (212) 818-9607 or by email at rpatel@ssbb.com with any questions or comments regarding this response letter or the Amended Registration Statement.

Very truly yours,

/s/ Dwight A. Kinsey
Dwight A. Kinsey